UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 26, 2015

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 71
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated August 25, 2015 announcing the decision to evaluate share buyback.

Istanbul, August 25, 2015

Announcement Regarding the Decision to Evaluate Share Buyback

Subject: Statement made pursuant to Communiqué II-15.1 of the Capital Markets Board

Our Board of Directors resolved to evaluate to buyback our Company’s outstanding shares of up to 10% pursuant to article 379 and the related articles of Turkish Commercial Code, Article 22 of Capital Markets Law and Share Buyback Communiqué (II-22.1) of Capital Markets Board, with a view to avoid any potential immediate and significant losses that may arise due to global macroeconomic turmoil and its possible reflection on Turkish capital markets.

In accordance with the scope explained above and as stated in article 5 (6) of the respective communiqué with respect to obtaining required approval for share buyback through Board of Directors resolution, Turkcell Chief Executive Officer Kaan Terzioğlu has been authorized to make contacts with and to make any required application to Capital Markets Board and related institutions until December 31, 2015. Our Board of Directors will take the final decision on share buyback, subsequently.

For inquiries:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 26, 2015	By:	/s/ Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 26, 2015	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations Director